345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

January 20, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kyle Wiley
Mr. Jeff Kauten

Re:	LBBB Merger Corp.
Registration Statement on Form S-4
Filed December 28, 2022
File No. 333-268343

Dear Mr. Wiley and Mr. Kauten:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated January 12, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

Risk Related to Nature’s Miracle’s Business and Industry

Our reliance on a limited base of suppliers for our products may result in disruptions to our business..., page 47

1.	We note your response to prior comment 4 that your subsidiary, Hydroman, entered into an exclusive supply agreement with Megaphoton. Please disclose the percentage of total sales attributable to Megaphoton and, to the extent that you are substantially dependent on such agreement, file the agreement as an exhibit. Refer to Item 601(b)(10)(B)(ii) of Regulation S-K.

Response: The disclosure on page 48 of the Amended Registration Statement has been revised in accordance with the Staff’s comment and the agreement has been filed as Exhibit 10.14 to the Amended Registration Statement.

Nature’s Miracle, Inc. Management’s Discussion and Analysis

Results of Operations, page 143

2.	We have considered your response to comment 11 and note that, in the revised text, multiple factors are identified as impacting your results of operations, but no quantification of the contribution of each factor to the material changes in the various line items is provided. For instance, on page 146, Nature’s Miracle attributes an increase in costs of revenues and gross profit primarily “to increased inventory cost related to the increase in revenues” and also to increased “lease expenses associated with the new warehouse leases, delivery and shipping costs”. These material factors are not quantified. Please refer to Item 303(b) of Regulation S-K and revise to quantify material changes in line items, including where material changes within a line items offset one another.

Response: The disclosure on pages 146, 147, and 148 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Financial Statements

Nature’s Miracle, Inc.

Consolidated and Combined Statements of Cash Flows, page F-5

3.	You state that you deconsolidated Upland on August 27, 2022, however you show cash used to purchase property and equipment for $4.4 million and cash inflow from mortgage loan borrowing for $3 million for the nine months ended September 30, 2022. Please explain those balances if Upland is no longer consolidated. Also, explain why the consolidation and deconsolidation of Upland would result in a cash inflow of $1.3 million. Please revise accordingly.

Response: In accordance with the Staff’s comment, Nature’s Miracle advises the Staff that the deconsolidation of Upland on August 27, 2022 impacted the balance sheet as of September 30, 2022 as the property, plant, and equipment (the “PP&E”) and long-term debt were reduced by $4.3 million and $3 million, respectively, as compared to the balance sheet as of June 30, 2022 when Upland was consolidated. The deconsolidation of Upland had no impact on the cash flow statement for the nine months ended September 30, 2022 since the purchase of PP&E of $4.4 million and net impact to cash resulting from consolidation and deconsolidation of Upland of $1.3 million are offset by the mortgage loan borrowing of $3 million.

Note 2 -Basis of Presentation and Summary of significant accounting policies

Variable interest entity, page F-7

4.	We note your disclosure on page F-7 regarding Upland 858 LLC (Upland). It appears that at some point in early 2022 you considered Upland to be a variable interest entity (VIE) for which you were the primary beneficiary which resulted in consolidation of Upland. However, upon the assignment of an unsecured promissory note to related parties, you deconsolidated Upland stating a “variable interest no longer existed.” Also, it appears that the note assignment was executed as a transaction solely between Nature’s Miracle/Visiontech shareholders and Upland. In this regard:

●	Tell us and disclose if Nature’s Miracle/Visiontech provided consent to surrender its right to directly collect such amounts due from Upland;

●	Tell us and disclose Nature’s Miracle/Visiontech’s intention of collecting the loan amounts from their own shareholders;

●	Tell us why the loan was assigned to your shareholders versus unrelated third parties;

●	Given the related party nature of the note assignment, tell us why you believe the assignment has economic substance;

●	Provide us with your accounting analysis as to why you determined that an assignment of the unsecured promissory note to related parties should result in deconsolidation of Upland. Your response should reference accounting literature used in your analysis, including how you considered the related party nature of these transactions per ASC 810-10-25-43;

Response: In accordance with the Staff’s comment, we advise the Staff that:

●	Visiontech has entered into an assignment and assumption of promissory note agreement with the members of Upland, pursuant to which Visiontech will not directly collect the amount due from Upland, and will collect the amount due under the promissory note from the members of Upland who are also shareholders of Nature’s Miracle;

●	Nature’s Miracle/Visiontech is committed to collect such amount from these shareholders;

●	Nature’s Miracle believes such assignment to its shareholders will enhance the company’s ability to collect from shareholders since they hold significant stakes in Nature’s Miracle. In addition, this transaction aligns the economic interests of shareholders of Nature’s Miracle since they are shareholders of Nature’s Miracle and members of Upland as well;

●	Nature’s Miracle believes the assignment has economic substance since transferring such note to a third party would neither have the aforementioned effect, nor be feasible due to the small size of the transaction; and

●	Under ASC 810-10-25-43(d), a party is a de facto agent of a reporting entity if that party has an agreement that it cannot sell, transfer, or encumber its interests in an entity without the prior approval of the reporting entity because the agreement constrains the party from being able to manage the economic risks or realize the economic rewards of its interests in the entity. In Nature’s Miracle’s case, there is no such agreement in place which requires the members of Upland to obtain approval from Nature’s Miracle/Visiontech in relation to the any decision related to Upland. In fact, Upland is a separate legal entity and is operated totally independently and separately from Nature’s Miracle/Visiontech. Therefore, these shareholders, although considered related parties, do not have a de facto agent relationship with Nature’s Miracle/Visiontech. As a result, Nature’s Miracle can still deconsolidate Upland even though the note was assigned to related parties.

Note 9 - Equity, page F-15

5.	We note from your responses to comments 21 and 22 that you determined that Nature’s Miracle was the acquired entity for accounting purposes in its combination with Visiontech Group and Hydroman. Clarify your response to comment 20 and tell us if the $239,139 cash inflow from investing activities relates to cash acquired in the reverse merger. Revise your label accordingly.

Response: In accordance with the Staff’s comment, the disclosure on page F-5 of the Amended Registration Statement has been revised and Nature’s Miracle confirms that the $239,139 is related to the reverse merger between Visiontech/Hydroman and Nature’s Miracle. As stated in previous responses, the $239,139 represents the cash balance of Nature’s Miracle at the time the merger of Nature’s Miracle, Visiontech and Hydroman occurred.

Note 10 - Concentration of risk, page F-17

6.	We note your response to comment 25 and your new disclosure. However, we also note based on disclosure on page 48 that you and Megaphoton have an exclusive supplier agreement. Please disclose information about the exclusive supplier agreement in the notes to your financial statements and in your MD&A.

Response: The disclosure on page F-17 and page 145 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Note 1 - Nature of business and organization, page F-26

7.	We have considered your response to comments 21 and 22, and note from your response to comment 22 that Nature’s Miracle was formed on March 31, 2022, shortly before it entered into the June 1, 2022 Share Exchange Agreement with Visiontech Group, Inc. and Hydroman, Inc. It further appears from your response to comment 20 that Nature’s Miracle was capitalized via the April 15, 2022 subscription agreement for $394,000, which according to Nature’s Miracle’s September 30, 2022 Statement of Changes to Stockholders’ Equity, appears to be Nature’s Miracle’s sole contribution in its merger with Visiontech and Hydroman. Moreover, it appears from your discussion of results of operations in MD&A that Nature’s Miracle brought little if any revenues and operating expenses to the combined entity. Tell us your consideration of ASC 805-10-55-3A through 55-6 and ASC 805-10-55-8 through 55-9 as to whether or not Nature’s Miracle was a business and therefore within the scope of ASC 805.

Response: In accordance with the Staff’s comment, Nature’s Miracle advises the Staff that, according to ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs, which is required in order to qualify for a business. Nature’s Miracle, Inc. was formed to facilitate the merger of Visiontech and Hydroman and also raised $394,000 to pay for certain professional costs to complete the merger. James Li is the CEO of Nature’s Miracle and facilitated the merger transaction. Nature’s Miracle has the input (raised capital), process (management and merger process) and output (the reverse merger of Visiontech and Hydroman into Nature’s Miracle). Therefore, the combined company considered Nature’s Miracle to be a business prior to the merger with Visiontech and Hydroman, and therefore falls within the scope of ASC 805.

8.	Tell us your consideration of the guidance provided by ASC 805-10-25-4 through 25-5 regarding your identification of the accounting acquirer in the Nature’s Miracle, Visiontech and Hydroman combination. It appears that common control did not exist between Visiontech and Hydroman prior to the June 2022 combination with Nature’s Miracle. In the absence of prior common control over Visiontech and Hydroman it is unclear how Visiontech and Hydroman together can be identified as joint accounting acquirers. Please advise.

Response: In accordance with the Staff’s comment, Nature’s Miracle advises the Staff that, by applying ASC 805-10-25-4 and ASC 805-10-25-5 as well as considering the factors in paragraph 805-10-55-11 through 55-15 which include relative voting rights, size of single minority voting interest, composition of the governing body, composition of management, terms of the exchange of equity interests, size, Nature’s Miracle does not believe that either Visiontech or Hydroman could be the accounting acquirer on a stand-alone basis. Although the two companies did not have formal common control, the two companies share many common characteristics including both depending substantially on one supplier, Megaphoton, which represented 69% of the two companies’ aggregate revenue. The management of the two companies knew each other well and decided to merge into Nature’s Miracle because management did not believe that either entity could individually be publicly listed. Neither one of the two companies controlled the combined company post-merger from the standpoint of management composition, board control or relative voting rights. However, on a joint basis, the two companies do control the merged entity and would qualify to be the accounting acquirers per ASC 805-40-05-02 regarding the reverse acquisition. In addition, Nature’s Miracle meets the definition of a business under ASC 805-10-55-4 and would be qualified as the accounting acquiree in this transaction.

9.	Tell us and disclose Mr. James Li’s role prior to the June 1, 2022 merger between Nature’s Miracle, Visiontech, and Hydroman. Confirm that he is the CEO of Nature’s Miracle after the merger between Nature’s Miracle, Visiontech, and Hydroman, and that he will continue to be the CEO of the company after the merger with LBBB Merger Corp.

Response: The disclosure on page F-27 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. We confirm that James Li continues to be the CEO of Nature’s Miracle after the merger between Nature’s Miracle, Visiontech, and Hydroman and will continue to be the CEO of the company after the merger with LBBB Merger Corp.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or Ying Li, Esq. at (212) 530-2206 of Hunter Taubman Fischer & Li LLC with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:
Bill Chen, LBBB Merger Corp.
James Li, Nature’s Miracle, Inc.

4